UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-18F-1


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


            THE COMMUNITY REINVESTMENT ACT QUALIFIED INVESTMENT FUND
                               FILE NO. 811-09221



                            NOTIFICATION OF ELECTION


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Malvern and the state of Pennsylvania on the 13th day of July, 2004.


                        The Community Reinvestment Act Qualified Investment Fund
                        --------------------------------------------------------
                                           (Name of Registrant)

                        By /s/ David K. Downes
                           -------------------
                           David K. Downes, President and Treasurer


Attest: /s/ Michael P. Malloy
        ---------------------
        Michael P. Malloy, Secretary